Rockelle Corp.
162 Miller Place Road
Miller Place, New York 11764

May 22, 2007

Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rockelle Corp.
Amendment No. 2 to Registration Statement on Form SB-2
Filed May 14, 2007
File No. 333-140297

Dear Ms. Bancroft:

We are in receipt of your comment letter dated May 21, 2007 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 2 to Form SB-2.

Registration Statement
Shares Outstanding Prior to the Transaction, page 13

1.
We note your responses to prior comment 4 and reissue. Please revise your table here to disclose the number of shares held by non affiliates and persons other than the selling stockholders or affiliates of the selling stockholders prior to this offering. Please also revise throughout the prospectus as appropriate.

ANSWER:       The table has been revised to disclose that the number of shares held by non-affiliates and persons other than the selling stockholders or affiliates of the selling stockholders prior to this offering is 18,232,530. The revision has also been made throughout the prospectus.

2.
Based on your response to prior comment 4 and given the nature and the size of your transaction relative to the number of shares outstanding held by non-affiliates and persons other than the selling stockholders prior to this offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Refer to Rule 415 Telephone Interpretation 29 available on our website.

ANSWER:       The number of shares being registered for the shares underlying the notes has been reduced in accordance with Rule 415 Telephone Interpretation 29. The Company is now registering 6,077,510, which constitutes one third of the 18,232,530 shares held by non-affiliates of the Company.

Other

3.	The financial statements should be updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date of the registration statement.

ANSWER:       The financial statements have been updated to comply with Item 310(g) of  Regulation S-B at the effective date of the registration statement.

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance	May 11, 2007
U.S. Securities and Exchange Commission	Page 2

Very truly yours,

Rockelle Corp.

By:    /s/ Gerald Stephan
  Gerald Stephan
  Chief Executive Officer